October 7, 2016

Via EDGAR and Hand Delivery

Larry Spirgel

Assistant Director

Office of Telecommunications

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	New Amethyst Corp.

Registration Statement on Form S-4/A

Amended September 15, 2016

File No. 333-212885

Dear Mr. Spirgel:

This letter sets forth the responses of New Amethyst Corp. (the “Registrant”) to the comments contained in your letter, dated September 21, 2016, relating to Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-212885, filed by the Registrant on September 15, 2016 (the “Registration Statement”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Registrant are set forth in plain text immediately following each comment.

General

1. We note your response to prior comment 3, but are unable to agree that the issuance of Newco Preferred Series A-1 shares does not constitute a sale under Section 2(a)(3) of the Securities Act. Section 2(a)(3) does not require an investor to make an investment decision, it only requires that securities are disposed of for value. Therefore, please revise your registration statement to register the preferred shares being issued to AmSurg preferred shareholders in connection with the merger transaction.

In response to the Staff’s comment, the Registrant has revised the cover page of the Registration Statement to register the preferred shares being issued to AmSurg preferred shareholders in connection with the merger transaction. The Registrant has also added additional disclosure on pages 2 and 25 about the automatic conversion of the AmSurg Preferred Stock and clarified throughout the document that the holders of the AmSurg Preferred Stock are not entitled to vote on the merger transaction, nor are they required to take any other action in connection with the merger transaction or the issuance of the Newco Series A-1 Preferred Stock. The Registrant has also revised the description of the rights of the Newco Series A-1 Preferred Stock disclosed under “Comparison of Rights of AmSurg Shareholders, Envision Stockholders and Newco Stockholders - Preferred Stock” beginning on page 193.

Larry Spirgel

U.S. Securities and Exchange Commission

October 7, 2016

Background of the Mergers, page 65

2. We note your revisions and response to prior comment 9. Due to Barclay’s investment banking and financing relationships with Envision, the Board evaluated whether there were conflict of interests. Please revise the disclosure on page 74 to discuss the bases for the Board’s conclusion that no conflicts of interests existed between Barclays and Envision.

As discussed with the Staff, the statement concerning Barclays’ view of conflicts that was made in the initial filing of the Form S-4 (which statement was deleted in Amendment No. 1) related solely to Barclays’ retention by Envision as a financial advisor in connection with the proposed AmSurg transaction. However, at the April 1st Envision Board meeting, as discussed on page 74 of the Registration Statement, the Envision Board’s consideration of engaging Barclays as a financial advisor was broader in context and focused on, among other things, the debt refinancing that would be required in connection with the proposed transaction. In that context, the Envision Board considered both the retention of Barclays as a financial advisor and Barclays’ potential participation in the Financing Transactions. In the course of its discussions, the Envision Board considered several factors, including disclosures previously made by Barclays to the Envision Board, applicable Delaware law, relevant provisions of the proposed engagement letter between Barclays and Envision, and the potential benefits associated with Barclays, as an existing lender to Envision, potentially participating in the Financing Transactions. In response to the Staff’s comment, the Registrant has revised the disclosure on page 74 accordingly, as follows:

Members of Envision management and representatives of Barclays noted that, while no cash consideration would be paid to shareholders of either company in the proposed transaction with AmSurg, certain debt financing would nevertheless be required in connection with the proposed transaction in order to refinance certain outstanding debt of the two companies (referred to in this “—Background of the Mergers” as the “Financing Transactions”). Members of Envision management and the Envision Board, noting that Barclays was an existing lender to Envision and that the proposed transaction was intended to be a “merger of equals,” discussed with representatives of Barclays potential conflicts of interest that could arise in connection with Barclays both acting as a financial advisor to Envision and participating in the Financing Transactions. In the course of such review, representatives of Barclays provided to Envision and the Envision Board disclosure of its material relationships with both Envision and AmSurg for the period beginning January 1, 2013, including disclosure of material investment banking and financial services completed by Barclays for both Envision and AmSurg as well as the approximate investment banking fees received by Barclays for such services. Representatives of Barclays were then excused from the meeting. Representatives of Debevoise then discussed with the Envision Board the legal issues and applicable Delaware law relevant to the Board’s decision to engage Barclays as a financial advisor. Following such discussion, including consideration by the Envision Board of the disclosures previously made by representatives of Barclays, provisions of the proposed engagement letter between Envision and Barclays restricting the sharing by the Barclays’ financial advisory team of information meeting specified criteria, and the potential benefits associated with Barclays, as an existing lender to Envision, potentially participating in the Financing Transactions, the Envision Board approved the retention of Barclays as financial advisor in connection with the proposed transaction and approved the potential participation by Barclays and/or its affiliates in the Financing Transactions. Subsequently, an engagement letter between Barclays and Envision was executed on April 25, 2016. Throughout the course of its engagement by Envision, including at the June 15, 2016 meeting of the Envision Board, representatives of Barclays continued to provide Envision and the Envision Board with updated disclosure with respect to Barclays’ material relationships with both Envision and AmSurg, including the potential participation by Barclays and/or its affiliates in the Financing Transactions.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call me at (615) 742-6236.

Very truly yours,

/s/ J. James Jenkins, Jr.
J. James Jenkins, Jr.

cc:	Claire M. Gulmi (AmSurg Corp.)

Susan Sidwell (Bass, Berry & Sims PLC)

Craig A. Wilson (Envision Healthcare Holdings, Inc.)

Peter J. Loughran (Debevoise & Plimpton LLP)

Enclosures